Exhibit 99.1

Sierra Metals Reports Consolidated Financial Results for the First Quarter of 2018

CONFERENCE CALL MAY 11, 2018 AT 10:30 AM (EDT)

(All $ figures reported in USD)

•	Adjusted EBITDA of $27.4 million in Q1 2018 increased 8% from $25.4 million in Q1 2017
•	Operating cash flows before movements in working capital of $27.3 million in Q1 2018 increased 15% from $23.7 million in Q1 2017
•	Revenue from metals payable of $61.7 million in Q1 2018 increased by 13% from $54.5 million in Q1 2017
•	Q1 2018 consolidated copper production of 8.1 million pounds, consolidated silver production of 0.6 million ounces, and consolidated zinc production of 18.2 million pounds; an 11% increase, 15% decrease, and flat production respectively, from Q1 2017, and within production guidance(1)
•	Record quarterly throughput at Yauricocha and Bolivar Mines
•	Completion of some of the key aspects of the operational improvements and turnaround plan in Mexico
•	$25.5 million of cash and cash equivalents as at March 31, 2018
•	Net Debt of $41.3 million as at March 31, 2018
•	Shareholder conference call to be held Friday May 11, 2018 at 10:30 AM (EDT)

(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q1 2018 were calculated using the following realized prices: $16.75/oz Ag, $3.14/lb Cu, $1.15/lb Pb, $1.56/lb Zn, $1,334/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q1 2017 were calculated using the following realized prices: $17.71/oz Ag, $2.64/lb Cu, $1.04/lb Pb, $1.27/lb Zn, $1,231/oz Au.

TORONTO, May 9, 2018 /CNW/ -  Sierra Metals Inc. (TSX:SMT)(BVL:SMT)(NYSE American:SMTS) ("Sierra Metals" or the "Company") today reported revenue of $61.7 million and adjusted EBITDA of $27.4 million on throughput of 557,710 tonnes and metal production of 4.4 million silver equivalent ounces, 23.4 million copper equivalent pounds, and 47.2 million zinc equivalent pounds for the three month period ended March 31, 2018.

The Company achieved record quarterly throughput from both the Yauricocha and Bolivar Mines, continuing the successful production increases realized during 2017. Consolidated production of copper increased 11%, silver decreased 15%, lead decreased 31%, zinc was flat, and gold increased 10% compared to Q1 2017.

The Company continues to see positive gains and momentum from the progress of the operational turnaround program implemented in Mexico during the second half of 2017, to modernize operations, improve production, and lower costs. The Company has already realized a 14% increase in throughput at Bolivar and a 66% increase at Cusi in Q1 2018 compared to Q4 2017, and further throughput increases are expected to continue during the rest of the year. Copper equivalent production at Bolivar increased 16%, and silver equivalent production at Cusi increased 12% in Q1 2018 compared to Q4 2017.

Igor Gonzales, President and CEO of Sierra Metals stated: "Q1 2018 represents an inflection point for the Company as we begin to realize returns on our capital investments and operational improvement efforts with improving operating performance in addition to the production of higher value ore, strengthening our asset base, and continuing to increase the mineral reserves and resources at each of our mines.

Yauricocha continues to perform with record throughput in the first quarter as the Company continues to reap the benefits of a successful operational improvements program. Additionally, improved realized metal prices contributed to higher revenue and improved net production revenue per tonne demonstrating the successful capital investments made. At Bolivar, the effects of the Mexico turn-around program are very noticeable, and we are hitting our production targets and realized record throughput.  We also had lower all-in sustaining costs which were below guidance. At Cusi, we continue to ramp up tonnage and realize quarter over quarter improvements. We are continuing to campaign development ore from the Santa Rosa de Lima zone with increasing throughput rates, while selectively mining structures in the older part of the mine.  The Company expects to reach the existing mill's capacity of 650 tonnes per day in Q2-2018. The addition of another ball mill in the second half of 2018 will see the capacity increase to approximately 1,200 tonnes per day in early 2019."

He concluded, "Sierra Metals continues to have a very solid balance sheet, and strong liquidity, to meet its operational and growth expenditure requirements.  Management continues to be very optimistic for the remainder of the year as the groundwork for continued improvements, through the modernizing and implementation of best operational practices has been set. Our ongoing, aggressive and lower-risk brownfield exploration programs at all three mines should also lead to further significant growth in mineral reserves and resources and add to the value of our assets during the year ahead."

The following table displays selected financial and operational information for the three months ended March 31, 2018:

	Three Months Ended
(In thousands of dollars, except per share and cash cost amounts, consolidated figures unless noted otherwise)	March 31, 2018	March 31, 2017
Operating
Ore Processed / Tonnes Milled	557,710	529,695
Silver Ounces Produced (000's)	594	698
Copper Pounds Produced (000's)	8,090	7,290
Lead Pounds Produced (000's)	6,312	9,143
Zinc Pounds Produced (000's)	18,214	18,137
Gold Ounces Produced	1,952	1,777
Copper Equivalent Pounds Produced (000's)[1]	23,445	25,126
Zinc Equivalent Pounds Produced (000's)[1]	47,209	52,231
Silver Equivalent Ounces Produced (000's)[1]	4,394	3,746

Cash Cost per Tonne Processed	$46.66	$39.84
Cost of sales per AgEqOz	$7.15	$7.09
Cash Cost per AgEqOz[2]	$6.77	$6.69
AISC per AgEqOz[2]	$9.85	$10.44
Cost of sales per CuEqLb[2]	$1.34	$1.06
Cash Cost per CuEqLb[2]	$1.27	$1.00
AISC per CuEqLb[2]	$1.85	$1.56
Cost of sales per ZnEqLb[2]	$0.67	$0.51
Cash Cost per ZnEqLb[2]	$0.63	$0.48
AISC per ZnEqLb[2]	$0.92	$0.75

Cash Cost per ZnEqLb (Yauricocha)[2]	$0.57	$0.42
AISC per ZnEqLb (Yauricocha)[2]	$0.82	$0.61
Cash Cost per CuEqLb (Bolivar)[2]	$1.29	$1.20
AISC per CuEqLb (Bolivar)[2]	$1.94	$1.98
Cash Cost per AgEqOz (Cusi)[2]	$18.34	$9.78
AISC per AgEqOz (Cusi)[2]	$28.33	$20.55
Financial
Revenues	$61,675	$54,518
Adjusted EBITDA[2]	$27,403	$25,361
Operating cash flows before movements in working capital	$27,348	$23,707
Adjusted net income attributable to shareholders[2]	$11,187	$10,990
Net income attributable to shareholders	$8,703	$2,558
Cash and cash equivalents	$25,514	$37,959
Working capital	$(1,576)	$12,442

(1) Silver equivalent ounces, Copper equivalent pounds, and Zinc equivalent pounds for Q1 2018 were calculated using the following realized prices: $16.75/oz Ag, $3.14/lb Cu, $1.15/lb Pb, $1.56/lb Zn, $1,334/oz Au. Silver equivalent ounces, Copper equivalent pounds, and Zinc equivalent pounds for Q1 2017 were calculated using the following realized prices: $17.71/oz Ag, $2.64/lb Cu, $1.04/lb Pb, $1.27/lb Zn, $1,231/oz Au.
(2) This is a non-IFRS performance measure, see Non-IFRS Performance Measures section of the MD&A.

Q1 2018 Financial Highlights

Revenue from metals payable of $61.7 million in Q1 2018 increased by 13% from $54.5 million in Q1 2017. Higher revenues are primarily attributable to the 5% increase in throughput, the increase in copper, and gold head grades, and higher recoveries for copper at Yauricocha; and the increase in the prices of copper (19%), lead (11%), zinc (23%), and gold (8%) in Q1 2018 compared to Q1 2017; this was partially offset by a 22% decrease in throughput and lower head grades and recoveries for all metals, except lead recoveries, at Cusi; while the 6% increase in throughput, higher silver head grades, silver and gold recoveries, and the higher copper price resulted in Bolivar's revenues being consistent with Q1 2017.

Yauricocha's cash cost per zinc equivalent payable pound was $0.57 (Q1 2017 - $0.42), and AISC per zinc equivalent payable pound of $0.82 (Q1 2017 - $0.61). The increase in the AISC per zinc equivalent payable pound for Q1 2018 compared to Q1 2017 were a result of fewer zinc equivalent pounds sold, despite higher throughput due to lower head grades; as well as slight increases to administrative costs and operating costs which included infill drilling and drift development costs that will be utilized within one year, and thus are included in opex.

Bolivar's cash cost per copper equivalent payable pound was $1.29 (Q1 2017 - $1.20), and AISC per copper equivalent payable pound was $1.94 (Q1 2017 - $1.98) for Q1 2018 compared to Q1 2017. The decrease in the AISC per copper equivalent payable pound during Q1 2018 was due to a decrease in sustaining capital expenditures, as there were additional mine development costs, and various equipment purchases made by the Company during the Q1 2017 in an effort to improve equipment availability and increase tonnage.

Cusi's cash cost per silver equivalent payable ounce was $18.34 (Q1 2017 - $9.78), and AISC per silver equivalent payable ounce was $28.33 (Q1 2017 - $20.55) for Q1 2018 compared to Q1 2017. AISC per silver equivalent payable ounce increased due to the decline in throughput which resulted in fewer silver equivalent payable ounces as the Company continued its refocused efforts on completing access, development and production from the Santa Rosa de Lima zone which contains wider structures and higher silver grades.

Adjusted EBITDA(1) of $27.4 million for Q1 2018 increased 8% compared to $25.4 million in Q1 2017. The increase in adjusted EBITDA in Q1 2018 was primarily due to the $8.1 million increase in revenues at Yauricocha, discussed previously.

Cash flow generated from operations before movements in working capital of $27.3 million for Q1 2018 increased 15% compared to $23.7 million in Q1 2017. The increase in operating cash flow is mainly the result of higher revenues generated and higher gross margins realized.

Cash and cash equivalents of $25.5 million and working capital of $(1.6) million as at March 31, 2018 compared to $23.9 million and $(6.8) million, respectively, at the end of 2017. Cash and cash equivalents have increased by $1.6 million during Q1 2018 due to $11.5 million of operating cash flows, and $5.0 million drawn down from a short term revolving line of credit, being offset by capital expenditures incurred in Mexico and Peru of $(9.7) million, repayment of loans, credit facilities and interest of $(4.2) million, dividends paid to non-controlling interest shareholders of $(1.1) million. Included in the $11.5 million of operating cash flows were negative changes in non-cash working capital items of $3.5 million due to the decrease in income tax payable as at March 31, 2018.

(1) This is a non-IFRS performance measure, see Non-IFRS Performance Measures section of the MD&A.

Project Development

The Company will provide an updated Mineral Reserve and Resource Estimate for the Company's Bolivar Mine on May 22, 2018. The NI 43-101 Technical Report will be filed on SEDAR within 45 days of the Mineral Reserve and Resource Estimate press release and will be prepared by SRK Consulting (U.S.) Inc.

Mine development at Bolívar during Q1 2018 totaled 1,177 meters. Most of these meters (650) were developed to prepare stopes for mine production. The remainder of the meters (466) were related to the deepening of ramps and developing service ramps to be used for ventilation and pumping, and 61 meters of raises; and

During Q1 2018, at the Cusi property, mine development totaled 676 meters, and 1,448 meters of infill drilling was carried out inside the Mine, and 7,398 meters drilled from surface.

Exploration Update

Yauricocha

During Q1 2018, the Company drilled 66 holes totaling 6,919 meters at Yauricocha. The drilling included the following:

Exploration Drilling:

•	Contacto Sur Medio (Level 1070): 6 holes totaling 1,548 meters have intercepted the mineralized structure as we explore the continuity of this high-grade orebody at depth;
•	Contacto Sur Medio Oeste (Level 1070 Central Mine Zone): 2 horizontal holes totaling 286 meters to explore possible mineralize orebodies;
•	Gallito (Level 1070 Central Mine Zone): 5 holes totaling 637 meters with the objective of exploring and verifying the continuity of mineralization in the Gallito orebody; the holes from the 920 level to the 1070 level intercepted stretches of lead and zinc sulphides;
•	Esperanza - Cuye (Level 1070 Central Mine Zone): 1 hole totaling 612 meters with the objective of exploring the area between Cuye and Esperanza, an area which has the potential of more mineral resources; drilling will continue in this area;

Definition Drilling:

•	Antacaca (Level 920): 6 holes totaling 273 meters to define the orebody between the 1020 and 1070 levels, floor 16;
•	Antacaca (Level 920): 7 holes to define the continuity of mineralization of the orebody; which were executed from floors 16 and 8 of the 970 level;
•	Catas (Levels 1020 & 1070): 15 holes totaling 1,139 meters to further define the orebody;
•	Contacto Occidental (970 Level): 7 holes totaling 330 meters to further define the orebody, which intercepted polymetallic mineral and lead oxide mineral with silver;
•	Esperanza Brecha (820 Level): 8 holes totaling 684 meters to further define the orebody;
•	Mascota (1170 Level): 9 holes totaling 1,410 meters in the polymetallic area of the orebody to further define it; these holes intercepted stretches of economic mineral;
•	During Q1 2018, surface exploration was continued in the southern end of the Central Mine Zone, mainly in the areas of the Chonta Fault (Yauricocha II), where diamond drilling will be carried out.

Bolivar

•	At Bolívar during Q1 2018, 6,281 meters were drilled from surface as well as diamond drilling within the mine. 1,601 meters were drilled within the mine in the El Gallo zone, 4,680 meters within Bolivar Northwest and Bolivar West areas exploring the extension of the orebody to the North and West, exploring the skarn orebody with semi-massive magnetite, and disseminated nodules of chalcopyrite. This area will continue to be explored during the rest of 2018.

Cusi:

•	During Q1 2018, the Company drilled 1,448 meters inside the mines to verify the continuity of the orebodies and support development work on the various veins and 7,398 meters on surface.

Conference Call Webcast

Sierra Metals' senior management will host a conference call on Friday May 11, 2018 at 10:30 AM (EDT) to discuss the Company's financial and operating results for the three months ended March 31, 2018.

Via Webcast:

A live audio webcast of the meeting will be available on the Company's website:

https://event.on24.com/wcc/r/1627974/61D76E33DC48C22ECB595CC82024F168

The webcast along with presentation slides will be archived for 180 days on www.sierrametals.com.

Via phone:

For those who prefer to listen by phone, dial-in instructions are below. To ensure your participation, please call approximately five minutes prior to the scheduled start time of the call.

Participant Number (Toll Free Peru): 0800-71-470
Participant Number (Toll Free North America): (866) 393-4306
Participant Number (International): (734) 385-2616
Conference ID: 9969336

Quality Control

All production technical data contained in this news release has been reviewed and approved by Gordon Babcock, P.Eng., Chief Operating Officer and a Qualified Person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

Americo Zuzunaga, MAusIMM CP (Mining Engineer) and Vice President of Corporate Planning is a Qualified Person and chartered professional qualifying as a Competent Person under the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

Augusto Chung, FAusIMM CP (Metallurgist) and Consultant to Sierra Metals is a Qualified Person and chartered professional qualifying as a competent person on metallurgical processes.

About Sierra Metals

Sierra Metals Inc. is Canadian based growing polymetallic mining company with production from its Yauricocha Mine in Peru, and its Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several new discoveries and still has additional brownfield exploration opportunities at all three mines in Peru and Mexico that are within or close proximity to the existing mines. Additionally, the Company has large land packages at all three mines with several prospective regional targets providing longer term exploration upside and mineral resource growth potential.

The Company's Common Shares trade on the Bolsa de Valores de Lima and on the Toronto Stock Exchange under the symbol "SMT" and on the NYSE American Exchange under the symbol "SMTS".

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Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of Canadian and U.S. securities laws related to the Company (collectively, "forward-looking information"). Forward-looking information includes, but is not limited to, statements with respect to the Company's operations, including the anticipated developments in the Company's operations in future periods, the Company's planned exploration activities, the adequacy of the Company's financial resources, and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be considered to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the properties are developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential" or variations thereof, or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, risks inherent in the mining industry including environmental hazards, industrial accidents, unusual or unexpected geological formations, floods, labour disruptions, explosions, cave-ins, weather conditions and criminal activity; commodity price fluctuations; higher operating and/or capital costs; lack of available infrastructure; the possibility that future exploration, development or mining results will not be consistent with the Company's expectations; risks associated with the estimation of mineral resources and the geology, grade and continuity of mineral deposits and the inability to replace reserves; fluctuations in the price of commodities used in the Company's operations; risks related to foreign operations; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; risks relating to outstanding borrowings; issues regarding title to the Company's properties; risks related to environmental regulation; litigation risks; risks related to uninsured hazards; the impact of competition; volatility in the price of the Company's securities; global financial risks; inability to attract or retain qualified employees; potential conflicts of interest; risks related to a controlling group of shareholders; dependence on third parties; differences in U.S. and Canadian reporting of mineral reserves and resources; potential dilutive transactions; foreign currency risks; risks related to business cycles; liquidity risks; reliance on internal control systems; credit risks, including risks related to the Company's compliance with covenants with respect to its BCP Facility; uncertainty of production and cost estimates for the Yauricocha Mine, the Bolivar Mine and the Cusi Mine; and other risks identified in the Company's filings with Canadian securities regulators and the U.S. Securities and Exchange Commission ("SEC"), which filings are available at www.sedar.com and www.sec.gov, respectively.
This list is not exhaustive of the factors that may affect any of the Company's forward-looking information. Forward-looking information includes statements about the future and are inherently uncertain, and the Company's actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company's statements containing forward-looking information are based on the beliefs, expectations, and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking information if circumstances or management's beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

Note Regarding Reserve and Resource Estimates

All reserve and resource estimates reported by the Company are calculated in accordance with the Canadian National Instrument 43-101 -  Standards of Disclosure for Mineral Projects and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the SEC. The differences between these standards are discussed in our SEC filings. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

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SOURCE Sierra Metals Inc.

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For further information: For further information regarding Sierra Metals, please visit www.sierrametals.com or contact: Mike McAllister, VP, Corporate Development, Sierra Metals Inc., +1 (416) 366-7777, info@sierrametals.com; Ed Guimaraes, CFO, Sierra Metals Inc., +1 (416) 366-7777; Igor Gonzales, President & CEO, Sierra Metals Inc., +1 (416) 366-7777

CO: Sierra Metals Inc.

CNW 17:27e 09-MAY-18